FRANK J. HARITON $ ATTORNEY - AT - LAW

1065 Dobbs Ferry Road $ White Plains $ New York 10607 $ (Tel) (914) 674-4373 $ (Fax) (914) 693-2963 $ (e-mail) hariton@sprynet.com

December 4, 2012

Sonia Barros

Special Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

E C Consulting International, Inc. (the “Company” or “Issuer”)

Registration Statement Form S-1/ Pre-Effective Amendment Four

File No.: 333-183011

Dear Ms. Barros:

Enclosed is Pre-Effective Amendment Four to the above Registration Statement. The changes in this Amendment have been made to update information and in response to staff comments. The paragraph numbers below correspond to the numbered comments in your comment letter dated November 29, 2012.

Management’s Discussion and Analysis

1.

We have expanded and clarified the description of the current arrangements. As disclosed, these arrangements relate solely to individual seminars and generally do not involve written contracts.

Operations

2.

We have edited the disclosure to eliminate the reference to a single customer.

Note 3

3.

We have made the requested disclosure but believe that such disclosure appears to be unnecessary since there does not appear to be such a requirement in generally accepted accounting principles or Regulation S-X and the amount involved is relatively immaterial by any standard.

If you have any questions or require anything further, please feel free to call me at 914-674-4373.

Sincerely,

/s/ Frank J. Hariton

Frank J. Hariton

cc:  E C Consulting International, Inc.